ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

MEDTAINER, INC.

MEDTAINER, INC., a Florida corporation (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is **MEDTAINER, INC.** and its Document Number is P97000076929.
2. Pursuant to the provisions of section 607.1006 of the Florida Business Corporation Act. Article IV of the Articles of Incorporation is amended to read as follows:

ARTICLE IV
<u>Capital Stock</u>

Until 5:00 p.m. local time in Tallahassee. Florida, on March 22, 2019 (the "Effective Time"), the Corporation is authorized to issue six billion (6,000,000,000) shares of common stock, par value $0.00001 per share, and ten million (10,000,000) shares of preferred stock, without par value; and after the Effective Time, the Corporation shall be authorized to issue one hundred million (100,000,000) shares of common stock, par value $0.00001 per share, and ten million (10,000,000) shares of preferred stock, without par value.

Common Stock

Each share of issued and outstanding common stock shall entitle the holder thereof to one vote on each matter with respect to which shareholders have the right to vote, to fully participate in all shareholder meetings, and to share ratably in the net assets of the corporation upon liquidation or dissolution, but each such share shall be subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

At the Effective Time, each one hundred (100) shares of the Corporation's common stock issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.00001 per share, without any further action by the Corporation or the holder thereof (the "Reverse Stock Split"). Any fractional share to which a shareholder may be entitled by virtue of the Reverse Stock Split shall be rounded up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of common stock (an "Old Certificate"), shall thereafter represent the number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined at the Effective Time, subject to the rounding up of fractional shares as described above.

Preferred Stock

The preferred stock may be issued in one or more series. The board of directors may determine, in whole or part, the preferences, limitations, and relative rights (within the limits set forth in section 607.0601 of the Florida Business Corporation Act) of each such series in the manner provided by the Florida Business Corporation Act. Such preferences, limitations, and relative rights may include, without limitation:

a. the annual rate of dividends payable and the date from which such dividends shall accrue;

b. the amount payable upon a redemption and the manner in which shares may be redeemed;

c. the amount payable upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation;

d. the provisions of any sinking fund;

e. the terms and rates of conversion or exchange, if the shares of such series are convertible or exchangeable; and

f. the voting rights, if any, of the individual shares of such series and of such series as a whole.

3. The amendment was adopted by the shareholders in accordance with the provisions of §607.1003 of the Florida Business Corporation Act on February 18, 2019. The number of votes cast for the amendment by the shareholders was sufficient for approval.

4. The amendment shall be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed this 19th day of February 2019.

MEDTAINER, INC.

By: ______________________

Curtis Fairbrother

Chief Executive Officer

FILED

19 FEB 20 PM 6: 16